EXHIBIT 12.1

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Years Ended November 30,
	2012	2011	2010	2009	2008
Earnings
Loss from operations before income taxes	$(79,053)	$(181,168)	$(76,368)	$(311,184)	$(967,931)
Add:
Interest incurred	132,657	112,037	122,230	119,602	156,402
Amortization of premiums and discounts related to debt	3,016	2,150	2,149	1,586	2,062
Portion of rent expense considered to be interest	3,096	3,517	4,658	7,507	16,503
Amortization of previously capitalized interest	78,630	79,338	95,236	138,179	129,901
Distribution of earnings from unconsolidated joint ventures, net of equity in income (loss)	1,519	45,256	19,638	43,262	157,393
Deduct:
Interest capitalized	(62,853)	(62,833)	(53,923)	(67,839)	(143,436)
Income (loss) as adjusted	$77,012	$(1,703)	$113,620	$(68,887)	$(649,106)

Fixed charges
Interest incurred	$132,657	$112,037	$122,230	$119,602	$156,402
Amortization of premiums and discounts related to debt	3,016	2,150	2,149	1,586	2,062
Portion of rent expense considered to be interest	3,096	3,517	4,658	7,507	16,503
	$138,769	$117,704	$129,037	$128,695	$174,967

Ratio of earnings to fixed charges	—	—	—	—	—

Coverage deficiency (a)	$(61,757)	$(119,407)	$(15,417)	$(197,582)	$(824,073)

The ratios of earnings to fixed charges are computed on a consolidated basis.

(a)
Earnings for the years ended November 30, 2012, 2011, 2010, 2009 and 2008 were insufficient to cover fixed charges for the period by $61.8 million, $119.4 million, $15.4 million, $197.6 million and $824.1 million, respectively.